[Letterhead of Enersis Chile S.A.]

March 30, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enersis Chile S.A.
CIK: 0001659939
Form Type: 20-F
File Number: 001-37723

Ladies and Gentlemen:

Enersis Chile S.A., a corporation organized under the laws of the Republic of Chile (“Enersis Chile”), has filed the above-referenced Registration Statement on Form 20-F (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the American Depositary Shares (“ADSs”) representing shares of Common Stock, no par value, of Enersis Chile.

Pursuant to Rule 12d1-2 of General Rules and Regulations of the Exchange Act, Enersis Chile hereby respectfully requests acceleration of the effectiveness of the Registration Statement so that the Registration Statement shall become effective at or about 4:00 pm, Eastern Daylight Time on March 31, 2016 or as soon thereafter as practicable, but in any event before the close of business on March 31, 2016.

Enersis Chile has been informed by the New York Stock Exchange (the “NYSE”) that the NYSE will certify to the Commission that the Enersis Chile ADSs have been approved by the NYSE for listing and registration. This request for acceleration of the Registration Statement is being made to facilitate the distribution of the Enersis Chile ADSs and shares of Common Stock, and Enersis Chile believes that acceleration would be appropriate in the public interest and for the protection of investors.

Very truly yours,

ENERSIS CHILE S.A.

By:	/s/ Luca D’Agnese
Name: Luca D’Agnese
Title: Chief Executive Officer

cc:	Lisa M. Kohl, Esq.
Michael Kennedy, Esq.

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